
15048154

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section RECEIVED MAR 0 2 2015 WASH., D.C. 404

| SEC FILE NUMBER |
|---|
| 8-69390 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY).

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **PZENA FINANCIAL SERVICES, LLC**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 W. 45th Street, 21st Floor
(No. and Street)

| New York | NY | 10036 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary J. Bachman (212) 583-0225
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

| 345 Park Avenue | New York | NY | 10154 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**





## OATH OR AFFIRMATION

I, Gary J. Bachman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pzena Financial Services, LLC, as of February 26, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

___None_______________________________________________

ANNA WALTERS
NOTARY PUBLIC - STATE OF NEW YORK
NO. 01WA6144542
Qualified in New York County
My Commission Expires April 24, 2018

[signature]
Notary Public

[signature]
Signature

Principal Financial and Operations Officer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

**PZENA FINANCIAL SERVICES, LLC**
**(A DELAWARE Limited Liability Company)**

**Financial Statements and Supplemental Schedules**
**For the Year Ended December 31, 2014**

**With Report of Independent Registered Public Accounting Firm Thereon**

**PZENA FINANCIAL SERVICES, LLC**
(A Delaware Limited Liability Company)

**Table of Contents**



**KPMG LLP**
345 Park Avenue
New York, NY 10154-0102

## Report of Independent Registered Public Accounting Firm

The Managing Member
Pzena Financial Services LLC:

We have audited the accompanying statement of financial condition of Pzena Financial Services LLC (the Company) as of December 31, 2014, and the related statements of operations, changes in member's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pzena Financial Services LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

New York, New York
February 26, 2015

**PZENA FINANCIAL SERVICES, LLC**

**STATEMENT OF FINANCIAL CONDITION**

**As of December 31, 2014**
**(in thousands)**

| | | |
|---|---|---|
| **ASSETS** | | |
| Cash | $ | 328 |
| Receivable from Related Party, Net | | 16 |
| Prepaid Expenses and Other Assets | | 1 |
| Deferred Tax Asset | | 2 |
| TOTAL ASSETS | $ | 347 |
| **LIABILITIES AND MEMBER'S EQUITY** | | |
| Liabilities: | | |
| Accounts Payable and Accrued Expenses | $ | 92 |
| TOTAL LIABILITIES | | 92 |
| Equity: | | |
| Member's Equity | | 251 |
| Retained Earnings | | 4 |
| TOTAL MEMBER'S EQUITY | | 255 |
| TOTAL LIABILITIES AND MEMBER'S EQUITY | $ | 347 |

See accompanying notes to financial statements.

**PZENA FINANCIAL SERVICES, LLC**

**STATEMENT OF OPERATIONS**

**For the Year Ended December 31, 2014**
**(in thousands)**

| | | |
|---|---|---|
| **MARKETING AND PLACEMENT FEES** | $ | 508 |
| **EXPENSES** | | |
| Compensation and Benefits Expense | | 300 |
| General and Administrative Expense | | 195 |
| TOTAL EXPENSES | | 495 |
| Net Income Before Income Taxes | | 13 |
| Income Tax Expense | | 9 |
| Net Income | $ | 4 |

See accompanying notes to financial statements.

**PZENA FINANCIAL SERVICES, LLC**

**STATEMENT OF CHANGES IN MEMBER'S EQUITY**

**For the Year Ended December 31, 2014**
**(in thousands)**

| | Member's Equity | Retained Earnings | **Total** |
|---|---|---|---|
| **Balance at December 31, 2013** | **$ 251** | **$ -** | **$ 251** |
| Net Income | - | 4 | 4 |
| **Balance at December 31, 2014** | **$ 251** | **$ 4** | **$ 255** |

See accompanying notes to financial statements.

**PZENA FINANCIAL SERVICES, LLC**

**STATEMENT OF CASH FLOWS**

**For the Year Ended December 31, 2014**
**(in thousands)**

| | | |
|---|---|---|
| **OPERATING ACTIVITIES** | | |
| Net Income | $ | 4 |
| Adjustments to Reconcile Net Income to Cash Provided by/ (used in) Operating Activities: | | |
| Deferred Income Taxes | | (2) |
| Changes in Operating Assets and Liabilities: | | |
| Accounts Payable and Accrued Expenses | | 92 |
| Receivable from Related Parties, Net | | (16) |
| Prepaid Expenses and Other Assets | | (1) |
| **Net Cash Provided by Operating Activities** | | **77** |
| **NET CHANGE IN CASH** | **$** | **77** |
| **CASH - Beginning of Year** | **$** | **251** |
| Net Change in Cash | | 77 |
| **CASH - End of Year** | **$** | **328** |

See accompanying notes to financial statements.

**PZENA FINANCIAL SERVICES, LLC**
**(A Delaware Limited Liability Company)**
**Notes to Financial Statements**
**December 31, 2014**

**Note 1—Organization**

Pzena Financial Services, LLC ("PFS" or "the Company"), was formed as a limited liability company under the laws of the State of Delaware on October 15, 2013. The Company is a wholly owned subsidiary of Pzena Investment Management, LLC ("PIM" or "the Investment Advisor"), an investment advisor which is registered under the Investment Advisors Act of 1940 and is headquartered in New York, New York. The Company conducts business as a limited purpose broker-dealer by acting as a private placement agent of private placement vehicles managed by the Investment Advisor as well as assist the Investment Advisor in establishing distribution channels with other broker-dealers and institutions who will directly market certain registered investment companies to the public. The Company is registered under the applicable state law, and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company commenced operations pursuant to its FINRA Membership Agreement on July 21, 2014.

**Note 2—Significant Accounting Policies**

***Basis of Presentation:***

The financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The following is a summary of the significant accounting and reporting policies used in preparing the financial statements.

***Management's Use of Estimates:***

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

***Revenue Recognition:***

Revenue is comprised of fees from marketing and placement services ("Marketing and Placement Fees") performed by the Company as outlined in the marketing agreement (Marketing Agreement) entered into with the Investment Advisor. Revenue is recognized when it is earned in accordance with Schedule B of the Marketing Agreement.

***Cash:***

The Company maintains its cash in bank deposit and other accounts whose balances may exceed federally insured limits. Interest on cash is recorded as interest income on an accrual basis on the statement of operations.

***Employee Costs – Commission***

Commissions to registered representatives for services performed during the year are recognized as accrued expenses on the statement of financial condition with a corresponding expense on the statement of operations.

***Concentrations of Credit Risk:***

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash.

***Facilities:***

Payments as outlined in the Space-Sharing Agreement between the Company and the Investment Advisor are recognized as an expense in the statement of operations over the period of the Agreement.

*Income Taxes:*

The Company is a limited liability company that is a disregarded entity for tax purposes and files consolidated returns with the Investment Advisor. The Investment Advisor is a limited liability company that has elected to be treated as a partnership for tax purposes. It does not make a provision for federal or state income taxes because it is the individual responsibility of the Investment Advisor's members to separately report their proportionate share of the Company's taxable income or loss. The Investment Advisor makes a provision for New York City Unincorporated Business Tax ("UBT"). Pursuant to Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, the Company has elected to recognize it's income tax expense using the pro rata allocation methodology reflecting current and deferred income taxes based on the pro rata contribution to the consolidated tax expense or benefit. The Company has made a provision for New York City Unincorporated Business Tax ("UBT").

The Company accounts for income taxes pursuant to the asset and liability method in accordance with the FASB ASC 740. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of differences between amounts reported for financial reporting and income tax purposes by applying enacted statutory tax rates. Deferred taxes result primarily from future tax benefit or consequences attributable to temporary differences arising from the variance between the book and tax basis of certain assets. The Company records its deferred tax asset on the statement of financial condition.

Uncertainty in income tax positions is accounted for by recognizing in financial statements the benefit of a tax position when it is more likely than not that the tax position would be sustained upon examination by the tax authorities based on the technical merits of the position.

As of December 31, 2014, no tax benefit or liabilities were recognized for uncertainties related to current year income tax positions. The Company classifies any interest and penalties as a component of income tax expense if incurred. To date, there have been no interest or penalties charged or accrued in relation to unrecognized tax benefits.

**Note 3—Related Party Transactions**

*Marketing and Placement Fees*

Pursuant to the Marketing Agreement between the Company and the Investment Advisor, Marketing and Placement Fees are earned by the Company for marketing and marketing support services. Placement Fees are earned based on capital raised by the Company for the Investment Advisor's private placement and mutual funds. Marketing Fees are earned to adequately compensate the Company for providing direct marketing services to the Investment Manager. The Company received Marketing Fees and Placement Fees in the amount of $359 thousand and $149 thousand, respectively, for the year ended December 31, 2014.

*Expense Allocation*

Pursuant to a service agreement (the Management and Expense Sharing Agreement) between the Company and the Investment Advisor, the Investment Advisor may provide administrative assistance to the Company, including but not limited to accounting, administrative expenses, personnel expenses and any reasonable services requested by the Company to the Investment Advisor, which is billed to the Company per the terms of the Management and Expense Sharing Agreement. During the year ended December 31, 2014, the Company recognized $379 thousand of operating expenses provided by the Investment Advisor.

*Receivable from Related Party*

The Company has receivables due from and payables due to the Investment Manager associated with its Marketing and Placement Fees, and Expense Allocation, respectively. The Company also reflects payables due to the Investment Manager associated with any expenses of the Company paid for by the Investment Advisor. The net amount of these receivables and payables due to/from the Investment Advisor is recorded as a Receivable from Related Party, Net on the statement of financial condition. The details of Receivable from Related Party, Net for the year ended December 31, 2014 are as follows (in thousands):

| | | |
|---|---|---|
| Receivables from Related Party | $ | 214 |
| Payables to Related Party | | (198) |
| Total Receivable from Related Party, Net | $ | 16 |

**Note 4—Commitments and Contingencies: Indemnifications**

In the normal course of business, the Company enters into agreements that include indemnities in favor of third parties, such as engagement letters with advisors and consultants. In certain cases, the Company may have recourse against third parties with respect to these indemnities. The Company has had no claims or payments pursuant to these agreements, and it believes the likelihood of a claim being made is remote. Utilizing the methodology in the *Guarantees Topic* of the FASB ASC, the Company's estimate of the value of such guarantees is de minimis, and, therefore, no accrual has been made in the consolidated financial statements.

**Note 5—Commitments and Contingencies: Lease**

The Company shares office space under a cancelable Space-Sharing Agreement between the Company and the Investment Advisor, which expires when terminated by either party as set forth in the agreement or upon expiration of the Investment Advisor's lease for the space. The Company reflects minimum space-sharing expense for its office space on a straight-line basis over the term of the agreement.

Lease expense for the year ended December 31, 2014 was $6 thousand, and is included in general and administrative expense.

**Note 6—Income Taxes**

The components of income tax expense for New York City UBT for the year ended December 31, 2014 are as follows (in thousands):

| | | |
|---|---|---|
| Current Taxes | $ | 11 |
| Deferred Taxes | | (2) |
| Total Income Tax Expense | $ | 9 |

The New York City Unincorporated Business Tax imposes a 4% tax on the Company's allocable New York City taxable income. The effective tax rate reflected in the provision for income taxes reported for financial reporting purposes for the year ended December 31, 2014 is 69.2%. The variance between the effective tax rate and the statutory rate of 4% represents the effect of certain permanently non-deductible expenses.

The Income Taxes Topic of the FASB ASC establishes the minimum threshold for recognizing, and a system for measuring, the benefits of tax return positions in financial statements.

**Note 7—Net Capital**

The Company, as a registered broker-dealer in securities, is subject to the Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). As of July 21, 2014, FINRA approved the Company maintain a minimum net capital requirement of $5 thousand. As of December 31, 2014, the Company's net capital requirement was $10 thousand pursuant to SEA Rule 15c3-1(a)(1)(i)(the Aggregate Indebtedness Standard). As of December 31, 2014, the Company had net capital of $244 thousand. The Company was in compliance with the requirements of the Net Capital Rule at all times during the year.

**Note 8—Subsequent Events**

As required by the *Subsequent Events Topic* of the FASB ASC, the Company evaluated the need for disclosures and/or adjustments resulting from subsequent events through February 26, 2015, the date the financial statements were available to be issued. There were no subsequent events that necessitated disclosure and/or adjustments to the financial statements.

**Schedule I**

**PZENA FINANCIAL SERVICES, LLC**

**COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION**

**As of December 31, 2014**
**(in thousands)**

| | | |
|---|---|---|
| **NET CAPITAL** | | |
| Total Member's Equity | $ | 255 |
| Other (deductions) or allowable credits: | | |
| Unincorporated Business Taxes related to Non-Allowable Assets... | | 8 |
| Deductions and/or charges: | | |
| Receviables | | (19) |
| NET CAPITAL | $ | 244 |
| **COMPUTATION OF NET CAPITAL REQUIREMENT** | | |
| Total Net Capital Requirement | $ | 10 |
| Excess Net Capital | $ | 234 |

There are no material differences between the above computations and that reported in the unaudited Form X-17A-5 FOCUS Report Filed as of December 31, 2014

See accompanying Report of Independent Registered Public Accounting Firm

**Schedule II**

**PZENA FINANCIAL SERVICES, LLC**

**COMPUTATION OF DETERMINATION OF RESERVE AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3**

**As of December 31, 2014**

**STATEMENT OF EXEMPTION**

The Company is exempted from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 under Sub section (k)(2)(i). During the period from July 21, 2014 through December 31, 2014, the Company was in compliance with the conditions for the exemption. The Company commenced business operations consistent with its FINRA Membership Agreement and became subject to these rules as of July 21, 2014.

See accompanying Report of Independent Registered Public Accounting Firm



**KPMG LLP**
345 Park Avenue
New York, NY 10154-0102

## Report of Independent Registered Public Accounting Firm

The Managing Member
Pzena Financial Services, LLC:

We have reviewed management's statements, included in the accompanying Pzena Financial Services, LLC's Exemption Report (the Exemption Report), in which (1) Pzena Financial Services, LLC (the Company) identified the following provision of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(i) (the exemption provision); and (2) the Company stated that it met the identified exemption provision for the period from July 21, 2014 through December 31, 2014 without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

New York, New York
February 26, 2015

**Pzena Financial Services, LLC's Exemption Report**

Pzena Financial Services, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3 (k): (2) (i).

(2) The Company met the identified exemption provision during the period July 21, 2014 through December 31, 2014 without exception.

________________________

Pzena Financial Services, LLC

I, Gary J. Bachman, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

**By:** ________________________

Title: Principal Financial and Operations Officer

**February 26. 2014**